ASIA PACIFIC RESOURCES LTD. ANNOUNCES PROMISSORY NOTE

(Toronto, ON, April 20, 2006) Asia Pacific Resources Ltd. (the “Company”) announced that effective 17 April 2006 Olympus Capital Holdings Asia I, L.P. (“Olympus”) has made additional loan financing available to the Company in the form of a Promissory Note. Olympus has agreed to make advances to Asia Pacific from time to time prior to the earlier of a) a Change of Control and b) June 30, 2006, provided that the aggregate amount of the advances does not exceed US$3,000,000. Interest will accrue at 10% per annum during the two month period from 17 April 2006 and at 15% per annum thereafter. The loan is for a maximum term of one year.

Within five business days of the Change of Control anticipated by the take-over bid circular issued by SRMT Holdings Limited to offer to purchase a maximum of 612,000,000 common shares of Asia Pacific and to purchase all of the share purchase warrants of Asia Pacific, the Company shall repay the Principal amount and interest outstanding under this note.

The Company has requested an initial draw down under the loan of US$500,000.

This transaction is a related party transaction under applicable Canadian securities legislation as Olympus holds in excess of 46% of the issued capital of the Company and has three nominee directors on the Company’s board of directors. The terms and conditions of the loan and the benefits to the Company of obtaining this financing were reviewed and approved by those members of the Company’s Board of Directors who are at arm’s length to Olympus.

Asia Pacific shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

For information:

Forbes West 866-655-5532 / forbes@sherbournegroup.ca

The information provided in this news release may contain forward-looking statements within the meaning of the Safe Harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources Ltd.'s current expectations and beliefs and are subject to a number of risks and uncertainty that can cause actual results to differ materially from those described in the forward looking statements.